BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                               A Publicly Listed Company

                                  Announcement

      The Investor Relations Area of Banco Itau Holding Financeira receives unprecedented ackowledgement from APIMEC-Nacional

Banco Itau Holding Financeira S.A. is pleased to announce that it has been singled out once more by APIMEC-NACIONAL (Brazilian Association of Investment Professionals and Capital Markets Analysts). In direct voting across Brazil, members of APIMEC elected Alfredo Setubal, Itau Holding's Investor Relations director, as "Investor Relations Professional - 2002".

The Investor Relations Professional award has been given by the APIMEC investment professionals and analysts every year since 1996, this being the seventh edition. What is unprecedented in Itau Holding's distinction is that, for the first time in its history, it is being awarded for the second time to the same professional. Another fact, also of historical relevance, is that, of the past four awards, three have gone to Itau Holding professionals, since Geraldo Soares was elected in 2001.

Please find below a complete list of the most recent distinctions awarded by APIMEC-NACIONAL to Itau Holding:

2002 - Investor Relations Professional - Alfredo Setubal
2001 - Publicly Listed Company Award - Itau Holding
2001 - Investor Relations Professional - Geraldo Soares
2001 - Security Analyst Award - Haroldo Reginaldo Levy Neto
1999 - Investor Relations Professional - Alfredo Setubal
1999 - Publicly Listed Company Award - Itau Holding

Such awards are recognition of the commitment and the continuous efforts of Itau Holding and its professional staff to providing market analysts with ever more useful, clear, transparent and objective information, and make us even more aware of our responsibilities to the investment analyst community, an indispensable channel of communication with the investor public.

We congratulate the other award winners: the Valor Economico newspaper in the communication vehicle category; Bradesco in the Publicly Listed Company category; Celio Bezerra Melo, in the Investment Professional category; and Luiz Leonardo Cantidiano, who received special recognition for work performed at the head of the Brazilian securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM).

Commitment to the development of capital markets (and consequently the development of the nation) is a policy practiced by all those that received these awards, conducting their business with transparency, dedication and respect for shareholders, analysts and investors.

Sao Paulo, August 15th 2003
Banco Itau Holding Financeira S.A.
Investor Relations Area